March 7, 2011

U.S. Securities & Exchange Commission
Attn: John Stickel, Attorney Advisor
100 F Street, N.E.
Washington, DC 20549

Re: Hunt for Travel, Inc.
       Amendment No. 5 to Registration Statement on Form S-1
       Filed February 16, 2011
       File No. 333-169802

Dear Mr. Stickel,

We represent Hunt for Travel, Inc., (the “Company,” “we,” “us,” or “our”). By letter dated March 2, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on February 16, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

Overview, page 1

1.	Please update to include your revenue, losses, and assets as of your most recent interim stub.

Response: The Overview section has been updated to included revenues, losses and assets for the six month period ended December 31, 2010.

Description of Business, page 9

Business Development, page 10

2.
We note your response to our prior comment 2 and reissue in part.  You identify the costs of attending wedding and cruise shows as $2,000 and advertising as no more than $5,000 on page 10, but you seem to aggregate these costs together as $7,500.  Please reconcile or advise.

Response: The aggregated cost has been revised to reflect $7,000.

3.	Please advise as to what role your business consultant, Europa Capital Investments, LLC, has in your business plan and please disclose here.

Response: The Company has added the following disclosure:

Additionally, the company has retained the consulting services of Europa Capital to assist in the administrative logistics of taking the Company through the Registration process with the SEC. Europa also provides support to the company in working with legal and audit issues that may arise as the company moves through the Registration and Finra process. See the attached engagement letter with the company.

4.	We note your response to our prior comment 3 and reissue in part. Please provide an estimate of the commission you will receive from operators that “pay [you] a commission directly.”

Response: The disclosure has been revised to include the Company anticipating approximately $2,500 from companies paying them directly.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
      Gregg E. Jaclin